Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

January 28, 2008

Re:	Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated December 6, 2007, regarding our Annual Report on Form 10-K for the year ended December 31, 2006.

Critical accounting policies

Revenue recognition page F-35
1.

We note your response to prior comment No. 1 in which you indicate that payments from resellers are not contingent upon payments from the end customers. Describe your typical payment terms for those resellers that you consider to be small, thinly capitalized companies that rely upon sales of your products to cover their operating expenses. Do they pay within the 30 day terms generally granted to your resellers? Explain whether the small, thinly capitalized reseller's obligation to pay is implicitly excused until payment has been received from the end customer. When is payment truly due from them?

We stated in our original response that during the year ended December 31, 2006 sales to “thinly capitalized” resellers were approximately $5.6 million or approximately 5 percent of our $103.8 million in sales. At December 31, 2006, accounts receivable from thinly capitalized resellers represented approximately $2.1 million of our $26.3 total gross accounts receivable. Accordingly, the accounts receivable from thinly capitalized resellers represented approximately 8 percent of our overall accounts receivable at December 31, 2006 and approximately 2 percent of our total sales for 2006.

Most of these resellers will sell our products as well as three-dimensional CAD (computer assisted design) software manufactured by other companies. When we first establish a relationship with a reseller, we will review:

1)	Its financial statements
2)	References
3)	Bank account information
4)	Number of employees
5)	Length of time in business
6)	Dun & Bradstreet ( or equivalent) report

We believe the above information allows us to evaluate the creditworthiness of the reseller. Over time, we will also look at the reseller’s payment history with us as well as take into consideration how long we have done business together. Generally, we will also discuss the reseller’s business plans in an effort to continue to monitor its credit worthiness. We have done business with many of our thinly capitalized reseller for more than five years. After taking into account the foregoing factors, we establish payment terms for each reseller, which range from 30 to 90 days. These terms neither implicitly nor explicitly excuse payment for our products until receipt from the reseller’s customers. When we run into issues we follow up with the reseller to insure payments and mitigate our risks. The following is a table of our thinly capitalized resellers as of December 31, 2006:

Thinly Capitalized Resellers			Receivable Aging
	2006	Total Receivable	0-30	30-60	60-90	>90
	Sales	at 12/31/06
Reseller
A	-	35,895				35,895
B	464,701	272,913	65,471			207,443
C	-	31,588	-			31,588
D	2,591,337	408,321	346,296	16,425	750	44,850
E	505,160	303,128	209,383	2,300	-	91,445
F	577,786	327,201	212,201	21,535	69,691	23,774
G	525,949	76,355	59,930	-	16,425	-
H	894,582	654,261	54,733	70,142	136,355	393,032

	5,559,515	2,109,661	948,012	110,402	223,221	828,026

Aging 12/31/06		24,713,901	20,960,548	1,484,520	1,384,133	884,701

Sales	103,808,851	103,808,851
Thinly capitalized as
% of sales	5%	2%

Note: The above information does not take into consideration any reserves we may have established related to the outstanding receivable balances noted. A special note on reseller H. Reseller H was originally a subsidiary of a large, well-capitalized company, but was subsequently spun-out. We were not made aware of this at the time of the divestiture. As a result of the spin-out, we added them to our thinly capitalized reseller list. Their balance was written-off in 2007.

The following is a table as of December 19, 2007 for these same thinly capitalized resellers:

			Receivable Aging
	2007	Total Receivable	0-30	30-60	60-90	>90
	Sales	at 12/19/07
Reseller
A	-	5,181				5,181
B	102,009	4,235				4,235
C	-	7,600				7,600
D	2,352,705	551,232	98,700	98,700	47,500	126,137
E	1,120,214	379,512	114,297	105,971	116,782	42,462
F	575,955	411,839	102,820	-	1,377	307,642
G	78,599	30,017		30,017
H	118,573	-	wrote off $618,940 to bad debt 9/29/07

	4,348,054	1,389,617	315,817	234,688	165,659	493,258

Reserves at 9/30/07
Other		(17,923)
Reserve over 90		(73,989)
Reserve over 60		(16,566)
Specifc Reserve
Reseller B		(124,890)	Reserve will be eliminated at 12/3/07; account was paid
Reseller F		(76,090)

Net approximate AR at 12/19/07		1,080,160

Estimated DSO		88

No shipments can be made to thinly capitalized resellers without my authorization or, in my absence, my designee. In determining whether to make additional shipments we will primarily look at:

-	their outstanding balance;
-	their payment history;
-	if we have established a payment plan, whether they are within the terms of the plan;
-	whether the goods are being directly shipped to an end user.

Paragraph 6 of Financial Accounting Standards Board (FASB) No. 48, “Revenue Recognition When the Right of Return Exists”, outlines criteria for recognizing revenue:

a.	The seller's price to the buyer is substantially fixed or determinable at the date of sale.
b.	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
c.	The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
f.	The amount of future returns can be reasonably estimated (paragraph 8).

Our prices are fixed at the time of sale. Our terms of sale do not provide for return of our products in lieu of payment. It is important to note that we have discontinued resellers for not meeting our performance standards and in almost all instances we have not taken any product back from these resellers upon termination. We meet all of the other criteria for revenue recognition when shipping to our thinly capitalized resellers. FASB No. 48 goes on to provide additional clarification on point “b” above in paragraph 22:

The Board has refined the wording to clarify that the condition is met if the buyer pays the seller at time of sale or if the buyer does not pay at time of sale but is obligated to pay at a specified date or dates. If, however, the buyer does not pay at time of sale and the buyer's obligation to pay is contractually or implicitly excused until the buyer resells the product, then the condition is not met.

In most instances, orders from our thinly capitalized resellers are shipped directly to an end customer and are not being inventoried by the reseller. As they have an obligation to pay us regardless of whether they sell our products or receive payment for them, our thinly capitalized resellers do not want to increase their outstanding balance with us by taking on inventory. Also, prior to the shipment, we review the reseller’s payment obligation and commitment to make payment for our products. Again, we have rarely taken back a system upon termination of a reseller. We believe we have proven the effectiveness of our program to monitor sales to thinly capitalized resellers relative to our overall business. We have a long history with most of these resellers in order to properly assess their history on meeting their obligations. Please note, during 2007 we discontinued our reseller agreement with reseller B listed above. Over the year, its accounts receivable balance declined from $272, 913 to $4,235. We did not take back any goods. The accounts receivable balance was reduced strictly from payments by the reseller.

Paragraph 30 of Statement of Accounting Standards (SOP) 97-2 also addresses thinly capitalized resellers. It states “resellers … undercapitalized … may not demonstrate an ability to honor a commitment to make fixed or determinable payments, until they collect cash from their customers.” Again, we are reviewing each sale to a thinly capitalized reseller and their ability to make the payment. It cannot be lost in this discussion that we are selling capital goods that carry a high real dollar cost. It is very costly for the Company to make a shipment to the reseller and not get paid. As we said in our previous response, as a seller of capital goods with high manufacturing costs, there is no reason to ship systems to a reseller without being “reasonably assured” of getting paid. Having said that, business is fraught with risks and no system is foolproof. As it states in SFAC No. 5 “Estimating those uncertain results of incomplete cycles is costly and involves risks, but the benefits of timely financial reporting based on sales or other more relevant events, rather than on cash receipts or other less relevant events, outweigh those costs and risks.”

While no system is foolproof, we believe the above table demonstrates that our thinly capitalized resellers are continuing to meet their obligations within the payment terms that we have established, that we do not implicitly excuse them from payment until they receive payment from their customers, and that we are meeting all facets of generally accepted accounting principles.

Reclassifications-page F-17
2.	We note your response to prior comment No. 2. Notwithstanding your response, the materiality assessment should be based on the effect on gross margins. If the correction of gross margins is deemed material on a quantitative basis, then the typical restatement disclosures should be provided as outlined in our prior comment No.2

Attached is a table showing all the pertinent information and the changes reflected. Set forth below is a summary of some of the key statistics:

Net sales – no impact.

Cost of sales – On a percentage change, 2005 and 2004 changed 10.7% and 11.6%, respectively.

Gross profit – On a percentage change, the range of gross margin changed was 6.2% to 7.7%. On an annual basis, the impact ranged from 4.0% to 4.6% change in gross margin percentage.(Note: In the attached table we have put the change in the gross margin percentage for services only, but this is not a separate disclosure (but can be calculated) within the financial statements. While the impact is very large, we do not consider the change in the trend to be significant. We meet with investors and analysts quarterly and are not asked questions on the separate gross margins, and consequently, we do not see separate gross margin percentages as something reasonable investors are separately evaluating and, therefore, do not consider it a material change.)

Selling general and administrative - On a percentage change, the range of change was 10.6% to 14.0%.

Operating income – no impact.

Income before taxes – no impact.

Net income – no impact.

Balance sheet - no impact.

In our prior response, we noted the following in evaluating the change under SAB 99:

While the list should not be considered exhaustive, the only point applicable to our situation is the “whether the misstatement masks a change in earnings or other trend.” As it had no impact on the earnings, the most important trend we considered was its impact on gross margin. The amount of the reclassification impacted gross margin by only 4.2 percent to 4.6 percent for the three-year period ended December 31, 2006. In addition, it did not have any impact on the trend in gross profit percentage, and we did not believe it materially misstated any trends. The trends after the reclassification are consistent with those prior to the reclassification. Therefore, we concluded that it was not material under SAB 99, and consequently, no additional disclosures were required. A subjective point supporting our position was the lack of any questions from the analysts following Stratasys with regard to the reclassification during the release of our year-end financial results and conference call prior to our filing of the Form 10-K. In their reports subsequent to the earnings call, but prior to the filing of our Form 10-K, no analyst made significant note of the reclassification. We believe this further supports our position that it is improbable a reasonable person would be influenced by the change.

In Todd E. Hardiman’s speech to the AICPA before the 2006 AICPA Nation Conference he noted an evaluation “should consider the effect of the individual error on each financial statement line item.” In Mr. Hardiman’s 2007 speech entitled “Can a Large Error be Inmaterial? RESTATED” he went on to clarify points of his 2006 speech. In this speech he stated, “In my view, we have to get back to where we should have been all along - the Supreme Court’s view and its focus on what's important to the reasonable investor." While the change was significant to individual lines items of the consolidated statement of operations, we did not consider the restatement to be material when taken in the totality of the financial information presented. We believe investors’ reaction to the information that we presented supports our position. Our common stock is owned almost exclusively by either institutions or insiders; consequently, almost all of our investors read the analysts’ reports, which discussed the reclassification and the amount of the reclassification. The following are the excerpts from our initial disclosure and the various analysts’ reports following our conference call disclosing the reclassification:

Stratasys comments on fourth quarter, 2006 conference call, as sourced by Thomson Financial (Feb 15, 2007):

Before discussing our fourth quarter gross profit performance, I would like to draw your attention to changes we have made in the reporting of certain operating expenses. Historically, the costs associated with our customer service department have been accounted for in the SG&A expense line. Given the customer service department performs services related directly to the installation and maintenance of systems; these activities are related directly to the revenue generating process. Therefore, we are now including those expenses in costs of sales, and have been accounted for accordingly in our financial press release. We would note that for the purpose of conducting your quarterly financial comparisons in 2007, the press release provides quarterly restatements for the balance of 2006. The changes have no impact on our operating profit, and only represent a shift in expenses between operating and cost of goods. Fiscal year restatements for periods before fiscal 2005 will be included in our 10K filing.

Piper Jaffray report (Feb 15, 2007): No mention.

William Blair report (Feb 16, 2007): Fourth quarter and last year’s gross margins have been restated to reflect customer service costs in cost of services rather than SG&A.

Craig Hallum report (Feb 16, 2007): Due to the company’s recasting of certain expenses into cost of service, our 2007 gross margins decline to 55.0 percent from 58.0 percent.

Dougherty & Company (Feb 15, 2007): Stratasys changed its accounting for customer service expenses, moving it from the SG&A line to the COGS line. Adjusting for that change, GMs of 50.5% were up 280 bp QOQ, but down 180bp from 52.3% in 4Q05. Adjusted OMs of 17.3% were down 30bp YOY. Adjusted Product GMs were 51.2%, down 280bp YOY while adjusted GMs were 47.1% up 130 bp YOY.

Feltl & Company (Feb 20, 2007): No mention.

Northland Securities (Feb 15, 2007): No mention.

Sanders Morris Harris (Feb 16, 2007): Stratasys changed its accounting for customer service expenses, moving it from the SG&A line to the COGS line. Adjusting for that change, GMs of 50.5% were up 280 bp QOQ, but down 180 bp form 52.3 in Q405. Adjusted OMs of 17.3% were down 30bp YOY. Adjusted Product GMs were 51.2%, down 280bp YOY while adjusted Service GMs were 47.1%, up 130 bp YOY.

Additionally, the following is a table of our stock price before and after our February 15, 2007, earnings release as well as the filing our Form 10-K on March 16, 2007:

Before and after earnings release
Date	Close
2/12/2007	16.04
2/13/2007	16.08
2/14/2007	16.26
2/15/2007	18.42
2/16/2007	18.47
2/20/2007	19.12

Before and after filing Form 10-K
Date	Close
3/12/2007	20.48
3/13/2007	19.86
3/14/2007	20.12
3/15/2007	20.11
3/16/2007	19.98
3/19/2007	20.28
3/20/2007	21.26
3/21/2007	21.72
3/22/2007	21.54

With this hindsight, we believe we made a correct assessment that the reclassification, when taken in the total mix of the information presented, was not material and was not considered to be important to the reasonable investor, which is the standard established by the U.S. Supreme Court. However, to eliminate any doubt of the importance of this information to investors, we will provide a separate table showing the impact of the reclassification on each line item of the consolidated statement of operations presented in a footnote prospectively in our Form 10-K filing for the year ended December 31, 2007.

*      *      *

We are responsible for the adequacy and accuracy of the disclosure in our Exchange Act filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Exchange Act filings. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

Robert F. Gallagher
Chief Financial Officer

10-K Impact of Reclassification of Customer Service														ATTACHMENT

ITEM 6. Selected Financial Data (page 21)
	2005				2004				2003				2002
	As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006
	Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K

	2005				2004				2003				2002
	As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006
	Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K
Net sales	82,844	-	82,844		70,329	-	70,329		50,890	-	50,890		39,808	-	39,808
Gross profit	47,525	(3,770)	43,755	-7.9%	42,330	(3,261)	39,069	-7.7%	32,782	(2,019)	30,763	-6.2%	24,366	(1,851)	22,515	-7.6%
	57%		53%	4.6%	60%		56%	4.6%	64%		60%	4.0%	61%		57%	4.6%
Selling, General and administrative	27,014	(3,771)	23,243		23,692	(3,261)	20,431		18,993	(2,019)	16,974		16,065	(1,851)	14,214
	33%		28%	4.6%	34%		29%	4.6%	37%		33%	4.0%	40%		36%	4.6%
Operating income	14,157	-	14,157		12,998	-	12,998		8,742	-	8,742		3,613	-	3,613

Consolidated Statements of Operations (page F-6)

Net sales
Product	66,178,670		66,178,670	0.0%	56,832,959		56,832,959	0.0%
Services	16,665,634		16,665,634	0.0%	13,495,546		13,495,546	0.0%
	82,844,304		82,844,304	0.0%	70,328,505		70,328,505	0.0%
Cost of sales
Product	30,125,996		30,125,996	0.0%	24,110,537		24,110,537	0.0%
Services	5,193,253	3,770,263	8,963,516	72.6%	3,888,239	3,260,893	7,149,132	83.9%
	35,319,249	3,770,263	39,089,512	10.7%	27,998,776	3,260,893	31,259,669	11.6%
Gross profit
Product (not totaled in financials)	36,052,674	-	36,052,674	0.0%	32,722,422	-	32,722,422	0.0%
Services (not totaled in financials)	11,472,381	(3,770,263)	7,702,118	-32.9%	9,607,307	(3,260,893)	6,346,414	-33.9%
	47,525,055	(3,770,263)	43,754,792	-7.9%	42,329,729	(3,260,893)	39,068,836	-7.7%

Selling, General and administrative	27,013,718	(3,770,263)	23,243,455	-14.0%	23,692,008	(3,260,893)	20,431,115	-13.8%

Operating income	14,157,460	-	14,157,460	0.0%	12,997,505	-	12,997,505	0.0%

Gross profit percentage of sales
Product	54.5%	0.0%	54.5%		57.6%	0.0%	57.6%		1
Services	68.8%	-22.6%	46.2%		71.2%	-24.2%	47.0%		(26)
Combined	57.4%	-4.6%	52.8%		60.2%	-4.6%	55.6%

Quarterly results (unaudited) (page F-28)					2006
					Third Quarter				Second Quarter				First Quarter
					As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006
					Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K
Net sales					25,149,163	-	25,149,163		26,699,285	-	26,699,285		22,223,095	-	22,223,095		74,071,543	-	74,071,543
Gross profit					13,069,311	(1,125,151)	11,944,160	-8.6%	14,597,611	(983,315)	13,614,296	-6.7%	11,798,774	(977,395)	10,821,379	-8.3%	39,465,696	(3,085,861)	36,379,835	-7.8%
Net income					2,559,620	-	2,559,620	-	2,935,971	-	2,935,971	-	2,015,210	-	2,015,210	-	7,510,801	-	7,510,801	-
					52%		47%	4.5%	55%		51%	3.7%	53%		49%	4.4%	53%		49%	4.2%

	2005
	Fourth Quarter				Third Quarter				Second Quarter				First Quarter
	As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006		As Previously		Per 2006
	Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K		Reported	Adjustment	10-K
Net sales	23,515,060	-	23,515,060		19,681,480	-	19,681,480		20,784,945	-	20,784,945		18,862,819	-	18,862,819		82,844,304	-	82,844,304
Gross profit	13,129,224	(977,249)	12,151,975	-7.4%	10,832,376	(951,340)	9,881,036	-8.8%	12,189,019	(949,199)	11,239,820	-7.8%	11,374,436	(892,475)	10,481,961	-7.8%	47,525,055	(3,770,263)	43,754,792	-7.9%
Net income	3,149,601	-	3,149,601	0.0%	2,166,182	-	2,166,182	-	2,891,162	-	2,891,162	-	2,395,952	-	2,395,952	-	10,602,897	-	10,602,897	-
	56%		52%	4.2%	55%		50%	4.8%	59%		54%	4.6%	60%		56%	4.7%	57%		53%	4.6%